14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

October 18, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	1606 Corp.
Offering Statement on Form 1-A
Filed July 19, 2024
File No. 024-12466

Dear Ms. Ishmukhamedova:

We are in receipt of your letter dated August 15, 2024, setting forth certain comments to the Offering Statement on Form 1-A (the “Form 1-A”), which was filed on July 19, 2024 by 1606 Corp., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Offering Statement on Form 1-A

Cover Page

1.

Please revise your cover page disclosure to discuss the voting rights of the common stock and preferred stock and to quantify the voting control that Mr. Lambrecht will have following the completion of the offering.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 1-A (the “Amendment”) which revised the cover page disclosure to discuss the voting rights of the common stock and preferred stock and to quantify the voting control that Mr. Lambrecht will have following the completion of the offering.

2.	Please disclose that there is a minimum $500 investment for each investor.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses that there is a minimum $500 investment for each investor.

Compensation of Directors and Executive Officers, page 28

3.

We note your disclosure on page F-27 that "Greg Lambrecht has agreed to waive his right to payment of any amounts due but unpaid under his employment contract." However, note (1) to your executive compensation table states that "All of the salary was accrued and unpaid." Please confirm whether the $250,000 reported for 2023 has been waived.

RESPONSE: The Company can confirm that the salary was accrued and unpaid, not waived.

1

Principal Shareholders, page 30

4.

Please revise your beneficial ownership table to separately disclose the beneficial ownership of the common stock and preferred stock as well as the total voting power of each holder. Refer to Item 12 of Form 1-A.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which revises the beneficial ownership table to separately disclose the beneficial ownership of the common stock and preferred stock as well as the total voting power of each holder.

Certain Relationships and Related Party Transactions, page 31

5.	Please revise to disclose the related party transactions referred to on page F-10. Refer to Item 13(a) of Form 1-A.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which revised to disclose the related party transactions referred to on Page F-10.

Description of Capital Stock, page 32

6.	Please disclose the circumstances under which the Class B preferred stock may be transferred as well any restrictions on such transfers.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses the circumstances under which the Class B preferred stock may be transferred as well as any restrictions on such transfers.

Where You Can Find More Information, page 35

7.

We note the amendments to the quarterly reports on Form 10-Q filed on May 15, 2024 to restate the previously issued financial statements. An Item 4.02 Form 8-K was required to be filed within four business days of concluding that your previously issued financial statements should no longer be relied upon. Please file the required Item 4.02 Form 8-K. Refer to General Instruction B.1. and Item 4.02 of Form 8-K.

RESPONSE: On August 28, 2024, the Company filed a Form 8-K with the required Item 4.02 disclosure.

8.

Please revise your statement that you will be required to file periodic reports with the SEC upon the completion of this offering to clarify that you are currently required to file periodic reports with the SEC pursuant to the Exchange Act.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which revised the Company’s statement that it will be required to file periodic reports with the SEC upon the completion of this offering to clarify that the Company is currently required to file periodic reports with the SEC pursuant to the Exchange Act.

2

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	Austen Lambrecht, CEO

3